Frontegra Funds, Inc.
400 Skokie Boulevard, Suite 500
Northbrook, Illinois  60062

June 24, 2008

VIA EDGAR

Ms. Patricia Williams

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:

Frontegra Funds, Inc. (CIK No. 0001014913)

Request to Withdraw Form RW (Registration No. 333-7305)

Originally Filed June 19, 2008

Dear Ms. Williams:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, Frontegra Funds, Inc. (the “Registrant”) hereby requests withdrawal of the Registration Statement Withdrawal on Form RW filed by the Registrant on June 19, 2008 (Accession No. 0000892712-08-000590).  The filing was miscoded in EDGAR as a Registration Statement Withdrawal on Form RW, when it should have been coded as an Amendment Withdrawal on Form AW.  A proper Form AW will be filed.

Please forward copies of the order consenting to the withdrawal of the Registration Statement Withdrawal via postal mail in care of:  William D. Forsyth, III, Frontegra Funds, Inc., 400 Skokie Boulevard, Suite 500, Northbrook, Illinois 60062.  If you have any questions, please contact the undersigned at (847) 509-9860.

Very truly yours,

FRONTEGRA FUNDS, INC.

By:

  /s/ William D. Forsyth, III

  William D. Forsyth, III

  Co-President